Exhibit 12.1
AMKOR TECHNOLOGY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio data)

						Six Months
	Year Ended December 31,					Ended June 30,
	2002	2003	2004	2005	2006	2007
Earnings
Income (loss) before income taxes, minority interests and discontinued operations	$(825,403)	$(55,833)	$(28,868)	$(145,288)	$182,494	$74,752
Equity Investment losses	(208,165)	(3,290)	(2)	(55)	—	—

Income (loss) before income taxes, equity investment losses, minority interests and discontinued operations	(617,238)	(52,543)	(28,866)	(145,233)	182,494	74,752
Interest expense	143,441	138,775	145,897	163,125	160,909	70,245
Amortization of debt issuance costs	8,251	7,428	6,182	7,948	7,250	2,946
Interest portion of rent	4,995	5,463	5,928	6,215	5,583	3,326
Less (earnings) loss of affiliates	—	—	—	—	—	—

	$(460,551)	$99,123	$129,141	$32,055	$356,236	$151,269

Fixed Charges
Interest expense	$143,441	$138,775	$145,897	$163,125	$160,909	$70,245
Amortization of debt issuance costs	8,251	7,428	6,182	7,948	7,250	2,946
Interest portion of rent	4,995	5,463	5,928	6,215	5,583	3,326

	$156,687	$151,666	$158,007	$177,288	$173,742	$76,517

Ratio of earnings to fixed charges	— x [1]	—x [1]	—x [1]	—x [1]	2.05	1.98

(1)	The ratio of earnings to fixed charges was less than 1:1 for 2005. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $145.2 million of earnings in 2005. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2004. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $28.9 million of earnings for the year ended December 31, 2004. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2003. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $52.5 million of earnings in the year ended December 31, 2003. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2002. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $617.2 million of earnings in the year ended December 31, 2002.